Exhibit 99.2

August 26, 2005

To :	Computershare Trust Company of Canada
The Canadian Depository for Securities Limited
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: Telesystem International Wireless Inc. / cash distributions

Please be advised that Telesystem International Wireless Inc. will be distributing an aggregate of Cdn$18.80 in cash on all its outstanding common shares pursuant to the following terms:

1.	Record Date	September 8, 2005
2.	Amount and type	Cdn$17.01 per share/return of capital
3.	Payable Date	September 27, 2005

1.	Record Date	September 21, 2005
2.	Amount and type	Cdn$1.79 per share/dividend
3.	Payable Date	September 27, 2005

Holders of common shares should note that the dividend distribution will be subject to withholding tax for holders of common shares who are not Canadian resident.

Yours truly,

Margriet Zwarts
General Counsel and Secretary
Telesystem International Wireless Inc.